SunPower Corporation
1414 Harbour Way South
Richmond, CA 94804

March 20, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	SunPower Corporation (the “Registrant”) Registration Statement on Form S-3, File Number 333-140198; Withdrawal of Form RW

Ladies and Gentlemen:

On March 6, 2008, the Registrant submitted, via electronic filing, a request (the “Form RW”) for an order granting withdrawal of its Registration Statement on Form S-3 (File No. 333-140198), originally filed on January 25, 2007.  Since securities have previously been sold  pursuant to said Registration Statement, the Registrant shall accomplish the withdrawal by post-effective amendment rather than submission of the Form RW.  As such, the Registrant hereby requests that this request be withdrawn.

Please contact Christopher Kubiak of Jones Day, counsel to the Registrant, at (650) 739-3904 if you have any questions with respect to this request.

Very Truly Yours,

SUNPOWER CORPORATION

By:	/s/ Bruce Ledesma
Bruce Ledesma
General Counsel